UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

ContraVir Pharmaceuticals, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

21234W103

(CUSIP Number)

March 05, 2019

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

Rule 13d-1(b)

[x] Rule 13d-1(c)

Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 21234W202

1.	Names of Reporting Persons. Quilter Plc
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)
3.	SEC Use Only
4.	Citizenship or Place of Organization UK
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 1,822,321
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 1,822,321
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,822,321
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 11.0%
12.	Type of Reporting Person (See Instructions) HO

CUSIP No. 21234W202

1.	Names of Reporting Persons. Old Mutual International Isle of Man Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)
3.	SEC Use Only
4.	Citizenship or Place of Organization Isle Of Man
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power
	6.	Shared Voting Power 1,822,321
	7.	Sole Dispositive Power
	8.	Shared Dispositive Power 1,822,321
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,822,321
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 11.0%
12.	Type of Reporting Person (See Instructions) IC

Item 1.

(a)	Name of Issuer

ContraVir Pharmaceuticals, Inc

(b)	Address of Issuer's Principal Executive Offices

399 THORNALL STREET FIRST FLOOR EDISON, NEW JERSEY 08837

Item 2.

(a)	Name of Person Filing

Quilter Plc

Old Mutual International Isle of Man Limited

(b)	Address of Principal Business Office or, if none, Residence

Millennium Bridge House, 2 Lambeth Hill, London, EC4V 4AJ

(c)	Citizenship

UK

(d)	Title of Class of Securities

Common Stock, par value $0.0001 per share

(e)	CUSIP Number

21234W103

Item 3. If this statement is filed pursuant to s240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is:

(a)	[_]	A Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);

(b)	[_]	A Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	[x]	An insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	[_]	An investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	[_]	An investment adviser in accordance with s240.13d-1(b)(1)(ii)(E);

(f)	[_]	An employee benefit plan or endowment fund in accordance with s240.13d-1(b)(1)(ii)(F);

(g)	[x]	A parent holding company or control person in accordance with s240.13d-1(b)(1)(ii)(G);

(h)	[_]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	[_]	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	[_]	A non-U.S. institution in accordance with s240.13d-1(b)(1)(ii)(J);

(k)	[_]	A group, in accordance with s240.13d-1(b)(1)(ii)(K).

Item 4. Ownership.

(a)	Amount beneficially owned:

1,822,321

(b)	Percent of class:

11.0%

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:

0

(ii)	Shared power to vote or to direct the vote:

1,822,321.

(iii)	Sole power to dispose or to direct the disposition of:

0

(iv)	Shared power to dispose or to direct the disposition of:

1,822,321

Item 5. Ownership of 5% or Less of a Class.

Not Applicable

Item 6. Ownership of More than 5 Percent on Behalf of Another Person

Not Applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Old Mutual International Isle of Man Limited is registered in the Isle of Man under number 24916C. Old Mutual International Isle of Man Limited is a licensed Insurer by the Isle of Man Financial Services Authority. Old Mutual International Isle of Man Limited is authorised and regulated by the Isle of Man Insurance & Pensions Authority.

Item 8. Identification and Classification of Members of the Group

Not Applicable

Item 9. Notice of Dissolution of Group

Not Applicable

Item 10. Certifications

For Quilter Plc: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under s 240.14a-11

For Old Mutual International Isle of Man Limited: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under s 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: March 15, 2019

Quilter Plc

By:	/s/ Charlotte Sneddon
Name:	Charlotte Sneddon
Title:	Specialist

Old Mutual International Isle of Man Limited

By:	/s/ Neil Gibson
Name:	Neil Gibson
Title:	Specialist

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Joint Filing Agreement